Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-219440 and 333-285085) on Form S-8 of British American Tobacco p.l.c. of our report dated June 25, 2025, with respect to the statements of net assets available for benefits of the RAI 401k Savings Plan as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of the RAI 401k Savings Plan.

/s/ CBIZ CPAs P.C.

St. Petersburg, Florida
June 25, 2025